



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

August 4, 2005

Jack P. Drogin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave, NW
Washington, DC 20004

Re: ***iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund***
<u>File No. TP 05-88</u>

Dear Mr. Drogin:

In your letter dated August 1, 2005,[1] as supplemented by conversations with the staff of the Division of Market Regulation (the "Staff"), the iShares Trust (the "Trust") on behalf of itself, the NYSE, and persons or entities engaging in transactions in iShares, requests exemptive, interpretive, or no-action advice regarding Section 11(d)(1) of the Exchange Act and Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 thereunder, Rules 101 and 102 of Regulation M, and Rule 200(g) of Regulation SHO under the Exchange Act, in connection with secondary market transactions in iShares on the NYSE and the creation and redemption of Creation Unit Aggregations of iShares.

The Trust is an open-end management investment company, organized as a Delaware business trust on December 16, 1999, and initially consisting of 35 investment series or funds. The Trust previously received relief from the above-described rules for the creation, redemption and trading of those series on the American Stock Exchange.[2] The Trust has registered over 70 investment series. The Growth Fund and the Value Fund are two additional series that invest in the component securities (the "Component Securities") of the MSCI EAFE Growth Index and the MSCI EAFE Value Index, respectively (collectively, the "Underlying Indices") to track investment results that correspond generally to the price and yield performance of the Underlying Indices.[3] Each Requesting Fund's iShares are listed for trading on the NYSE.

[1] We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

[2] *See* Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000, File No. TP 00-39 (the "TP 00-39 Letter"). The Trust has not previously sought relief from Regulation SHO.

[3] The Underlying Indices are subsets of the MSCI EAFE Index, which is a composite of MSCI single country equity indices. The Requesting Funds will select Component Securities according to a Representative Sampling strategy which approximates the composition and performance of the Underlying Indices without necessarily owning each security in the Underlying Indices.

The NYSE's proposed rule change regarding the listing and trading of iShares of the Requesting Funds was approved by the Commission pursuant to Section 19(b) of the Exchange Act on July 29, 2005.[4]

Response:

The Requesting Funds are structurally identical to the initial series issued by the Trust and approved by the Commission. The Underlying Indices that the Requesting Funds track are of sufficient size and represent liquid securities. Therefore, the relief afforded to the Trust in the TP 00-39 Letter is extended to cover trading in the Requesting Funds, as described in that letter and subject to the same limitations and conditions.

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

Accordingly, in conjunction with the exemption granted herein to permit sales of iShares without regard to the "tick" requirements of Rule 10a-1, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Staff will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in iShares, subject to the following conditions:

1. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

2. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;

3. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

4. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.[5]

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[4] *See* Securities Exchange Act Release No. 34-52178 (July 29, 2005).

The foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, 14e-5, interpretations of Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 15c1-5, and 15c1-6 and Regulation SHO under the Exchange Act are based solely on your representations and the facts presented to the Staff, and are strictly limited to the application of those rules to transactions involving iShares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and 14e-5, interpretations of Rules 101 and 102 of Regulation M and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 15c1-5, and 15c1-6 and Regulation SHO under the Exchange Act are subject to the condition that such transactions in iShares, any Component Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director

Enclosure

[5] *See also,* Letter from James A. Brigagliano, Division of Market Regulation, to Ira Hammerman, dated January 3, 2005, File No. TP 05-11 (granting relief from Regulation SHO with regard to ETFs that had previously been granted an exemption from a price test).

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Jack P. Drogin
(202) 739-5380
jdrogin@morganlewis.com

August 1, 2005

Mr. James A. Brigagliano
Assistant Director, Trading Practices
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1001

Re: Request for Exemptive, Interpretive and No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended, and Rules 10a-1; 10b-10; 10b-17; 11dl-2; 14e-5; 15c1-5; and 15c1-6; Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO promulgated under the Securities Exchange Act of 1934: iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund

Dear Mr. Brigagliano:

The iShares Trust (the "Trust") is an open-end management investment company that was organized as a Delaware business trust on December 16, 1999. The Trust has registered over 70 investment series and plans to offer yet more series in the future (each, a "Fund" and collectively the "Funds"). The shares of each Fund are referred to herein as "iShares."

The Trust currently lists iShares of each existing Fund on a national securities exchange (an "Exchange") registered with the Securities and Exchange Commission (the "Commission"). The market prices of exchange-traded iShares may vary from their net asset values ("NAVs"). Each Fund issues and redeems iShares at their NAVs only in aggregations of a specified number of iShares, as further discussed below. Given the opportunities for arbitrage, it is not anticipated that any deviation between market price and NAV will be material.

In connection with the secondary market trading of those iShares currently offered by the Trust, the Trust on behalf of itself, the applicable Exchange, and persons or entities engaging in transactions in iShares (collectively, the "Applicants"), as the case may be, previously requested that the Commission and its staff (the "Staff") grant the appropriate exemptive, interpretive and no-action relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 under the Exchange Act, and Rules 101 and 102 of Regulation M under the Exchange Act, in connection with secondary market transactions in iShares and the creation or redemption of Creation Unit Aggregations (as defined below in Part II.A.) of iShares. The Commission and Staff has granted such relief through a series of letters.[1]

The Trust now seeks similar relief, as well as relief from Rule 200(g) of Regulation SHO ("Regulation SHO"),[2] as discussed below, for two additional series:

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1 See Letters from James A. Brigagliano, Division of Market Regulation to: (1) Jack P. Drogin, dated October 8, 2004, File No. TP04-33, for the iShares FTSE/Xinhua China 25 Index Funds; (2) Jack P. Drogin, dated September 25, 2003, File No. TP03-118, for the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and iShares Lehman U.S. Aggregate Bond Fund (this letter did not seek relief under Rule 14e-5); (3) W. John McGuire, dated July 25, 2002, File No. TP02-81, for the iShares 1-3 Year Treasury Index Fund, iShares 7-10 Year Treasury Index Fund, iShares 20+ Year Treasury Index Fund, iShares Treasury Index Fund, iShares Government/Credit Index Fund, iShares Lehman Corporate Bond Fund and iShares Goldman Sachs InvesTop Corporate Bond Fund (this letter did not seek relief under Rule 14e-5); (4) Donald R. Crawshaw, dated October 26, 2001, File No. TP01-236, for the iShares, Inc. MSCI Index Funds (ACFE, ACW, EMF, EMLA, Europe, Pacific, and Israel); (5) W. John McGuire, dated October 19, 2001, File No. TP02-07, for the iShares S&P Latin America 40 Index Fund and the iShares S&P/Tokyo Stock Price Index ("TOPIX") Index Fund; (6) W. John McGuire, dated August 15, 2001, File No. TP01-160, for the iShares MSCI EAFE Index Fund; (7) W. John McGuire, dated July 10, 2001, File No. TP01-161, for the iShares Goldman Sachs Technology Industry Multimedia Networking, Goldman Sachs Technology Industry Semiconductor, Goldman Sachs Technology Industry Software, Russell Midcap, Russell Midcap Growth, and Russell Midcap Value Index Funds; (8) Liza M. Ray, dated March 13, 2001, File No. TP01-106, for the iShares Goldman Sachs Technology Index Fund; (9) James T. McHale, dated February 1, 2001, File No. TP01-60, for the iShares Cohen & Steers Realty Majors and the Nasdaq Biotechnology Index Funds; (10) Mary Joan Hoene, dated September 5, 2000, File No. TP00-135 and December 1, 2000, File No. TP01-16, respectively for the iShares S&P 100 and S&P Global 100 Index Funds; and (11) Kathleen H. Moriarty, dated May 16, 2000, File No. TP00-39 for 35 iShares Funds.

2 The Trust has not previously sought relief from Regulation SHO. However, Commission Staff has recently granted relief identical to that being requested in this letter. Letter from James A. Brigagliano, Division of Market Regulation, to Ira Hammerman, dated January 3, 2005, File No. TP-05-11 (granting relief from Regulation SHO with regard to ETFs that had previously been granted an exemption from a price test). *See also*, Letters from James A. Brigagliano, Division of Market Regulation to: (1) Kathleen H. Moriarty, dated March 9, 2005, File No. TP04-19, for the Vanguard Emerging Markets Stock Index Fund, Vanguard European Stock Index Fund and Vanguard Pacific Stock Index Fund; and (2) Stuart M. Strauss, dated March 2, 2005, File No. TP05-15, with respect to PowerShares WilderHill Clean Energy Portfolio Fund.

- iShares MSCI EAFE Growth Index Fund (the "Growth Fund"); and
- iShares MSCI EAFE Value Index Fund (the "Value Fund") (collectively the "Requesting Funds")

The Trust has filed a registration statement for the Requesting Funds[3] with the Commission in order to register the Requesting Funds and their iShares under the Investment Company Act and the Securities Act of 1933, as amended ("Securities Act"). The Trust intends to list the iShares of the Requesting Funds on the New York Stock Exchange (the "NYSE") in accordance with NYSE Rules 703.16[4] and 1100.[5]

The Trust notes the creation and issuance by an investment company of shares or units that individually trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company is no longer novel. The Commission has for more than a decade considered and approved many such proposals. Some of these exchange-traded products have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the Exchanges on which they trade.

[3] The Trust is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). On April 15, 2005, the Trust filed with the Commission a Registration Statement for the Requesting Funds on Form N-1A under the Securities Act of 1933, as amended, and under the Investment Company Act relating to the Funds (File Nos. 333-92935 and 811-09729) (as amended, the "Registration Statement").

On October 5, 2004, the SEC approved an order amending certain prior orders under Section 6(c) of the Investment Company Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act and Rule 22c-1 under the Investment Company Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Investment Company Act. Investment Company Act Release No. 26626 (October 5, 2004) ("Amended Order"). *See also*, In the Matter of iShares Trust, *et al.*, Investment Company Act Release No. 25111 (August 15, 2001) as amended by In the Matter of iShares, Inc., *et al.*, Investment Company Act Release No. 25623 (June 25, 2002) and In the Matter of iShares Trust, *et al.*, Investment Company Act Release No. 26006 (April 15, 2003). The Amended Order permits the Trust to offer the Funds and permits the Funds to invest in certain depository receipts.

[4] The Requesting Funds do not meet certain of the listing standards of NYSE Rule 703.16. The NYSE therefore has filed a proposed rule change, File No. SR-NYSE-2005-41, under Exchange Act Rule 19b-4 to allow iShares of the Requesting Funds to trade on the Exchange.

[5] If the iShares of the Requesting Funds also trade on an Exchange or NASDAQ pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

I. Parties

A. The Requesting Funds

The Growth Fund and the Value Fund each seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Growth Index ("Growth Index") and the MSCI EAFE Value Index ("Value Index"), respectively (collectively the "Underlying Indices").[6] The Requesting Funds each intend to qualify as a "regulated investment company" for purposes of the Internal Revenue Code.

Each Requesting Fund will invest at least 90% of its assets in securities of its Underlying Index or in American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and European Depositary Receipts ("EDRs") (collectively "Depository Receipts") representing securities in the Underlying Index.[7] The Requesting Funds may invest the remainder of their assets in securities not included in the Underlying Indices, but that Barclays Global Funds Advisors ("BGFA") believes will help the Requesting Funds track the Underlying Indices. For example, a Requesting Fund may invest in securities not included in its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in its Underlying Index (such as reconstitutions, additions and deletions).[8] The Requesting Funds also may invest other assets in futures contracts, options on futures contracts, options and swaps related to the

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[6] The Underlying Indices are subsets of the MSCI EAFE Index, which is a composite of MSCI single country equity indices.

[7] To the extent the Requesting Funds invest in ADRs, they will be listed on a national securities exchange or Nasdaq. To the extent that the Requesting Funds invest in GDRs or EDRs, they will be listed on a foreign exchange. The Requesting Funds will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor deems to be illiquid or for which pricing information is not readily available.

[8] Because the Requesting Funds' assets are generally invested in non-U.S. securities and a substantial portion of the revenue and income of the Requesting Funds are received in foreign currencies, the U.S. dollar value of the Requesting Funds' net assets are reduced by declines in the value of the relevant foreign currencies relative to the U.S. dollar and are positively affected by increases in the value of those currencies relative to the dollar. Additionally, government or monetary authorities may impose or alter exchange controls in a manner that would adversely affect exchange rates.

Any currency fluctuations will affect NAV of the Requesting Funds regardless of the performance of their underlying portfolio. Other than to facilitate settlements in the local market or to protect against currency exposure in connection with its distribution to shareholders or borrowings, the Requesting Funds generally will not engage in foreign currency transactions for the purposes of hedging itself against a decline in the value of any foreign currencies.

Underlying Indices, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.[9]

1. Index Descriptions

i. Growth Index

The Growth Index is a subset of the MSCI EAFE Index, which is a composite of certain MSCI Single Country Indices (each, a "Single Country Index"), and includes securities from Europe, Australasia (Australia and Asia) and the Far East. The Growth Index generally represents approximately 50% of the free float-adjusted market capitalization of each appropriate Single Country Index and consists of those securities classified by MSCI as most representing the growth style.[10] Securities classified as growth style generally tend to have higher forecasted growth rates, lower book value to price ratios, lower forward earnings to price ratios and lower dividend yields than securities representing the value style. MSCI uses a specialized framework to attribute both value and growth style characteristics to each security within the MSCI EAFE Index. Each security is evaluated based on certain value factors and growth factors, which are then used to calculate a value score and growth score. Based upon these two scores, MSCI determines the extent to which each security is assigned to the value or growth style. It is possible for a single security to have representation in both the value and growth style indices, however, no more than 100% of a security's float-adjusted market capitalization will be included within the combined style framework.

As of June 30, 2005, the Growth Index component securities had a float-adjusted market capitalization of approximately $4,451.325 billion. The average float-adjusted market capitalization was approximately $6.604 billion. The ten largest constituents represented approximately 20.80% of the index weight. The 5 highest weighted securities represented 13.22% of the index weight.

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[9] The Requesting Funds, as well as any existing iShares Funds, are permitted to invest in iShares of another iShares Fund to the extent that such investment is consistent with the Fund's investment objective, registration statement, and any applicable investment restrictions.

[10] MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. Limitations on free float available to international investors include (i) strategic and other shareholdings not considered part of available free float and (ii) limits on share ownership for foreigners.

ii. Value Index

The Value Index is a subset of the MSCI EAFE Index, which is a composite of certain MSCI Single Country Indices, and includes securities from Europe, Australasia (Australia and Asia), and the Far East. The Value Index generally represents approximately 50% of the free float-adjusted market capitalization of each appropriate Single Country Index and consists of those securities classified by MSCI as most representing the value style. Securities classified as value style generally tend to have higher book value to price ratios, higher forward earnings to price ratios, higher dividend yields and lower forecasted growth rates than securities representing the growth style. MSCI uses a specialized framework to attribute both value and growth style characteristics to each security within the MSCI EAFE Index. Each security is evaluated based on certain value factors and growth factors, which are then used to calculate a value score and growth score. Based upon these two scores, MSCI determines the extent to which each security is assigned to the value or growth style. It is possible for a single security to have representation in both the value and growth style indices, however, no more than 100% of a security's float-adjusted market capitalization will be included within the combined style framework.

As of June 30, 2005, the Value Index component securities had a float-adjusted market capitalization of approximately $4,487.490 billion. The average float-adjusted market capitalization was approximately $7.191 billion. The ten largest constituents represented approximately 21.275% of the index weight. The 5 highest weighted securities represented 13.374% of the index weight.

2. Indices Methodology

As was noted above, each of the Underlying Indices is a subset of the MSCI EAFE Index, which is a composite of certain MSCI Single Country Indices. Each security included in the Underlying Indices will be a current constituent of the MSCI EAFE Index. Construction of an MSCI Single Country index involves: (i) defining the equity universe; (ii) adjusting the total market capitalization of all securities in the universe for free float available to foreign investors; (iii) classifying the universe of securities under the Global Industry Classification Standard (the "GICS");[11] and (iv) selecting securities for inclusion according to MSCI's index construction rules and guidelines. The index construction process starts at the country level, with the identification of all listed securities for that country. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except

[11] The GICS was designed by MSCI in conjunction with Standard & Poor's as a classification system to permit the assignment of securities across the world to an industry-based hierarchy describing their business activities.

investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Shares of non-domiciled companies generally are not eligible for inclusion in the universe. After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe using publicly available information. The process of free float adjusting market capitalization involves: (i) defining and estimating the free float available to foreign investors for each security, using MSCI's definition of free float;[12] (ii) assigning a free float-adjustment factor to each security; and (iii) calculating the free float-adjusted market capitalization of each security.[13]

MSCI's Single Country Indices aim to reflect the overall features of the universe in the country. MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the analysis of: (i) each company's business activities and the diversification that its securities would bring to the index; (ii) the size (based on free float-adjusted market capitalization) and liquidity of the securities of the company; and (iii) the estimated free float for the company and its individual share classes. MSCI targets for inclusion the most sizable and liquid securities in an industry group. MSCI generally does not consider securities with inadequate liquidity and/or securities that do not have an estimated free float greater than 15%. Exceptions to this general rule are made only in significant cases, where exclusion of a security of a large company would compromise the Single Country Index's ability to fully represent the characteristics of the underlying market.

The objective of MSCI's Value and Growth Index design is to divide constituents of the underlying Single Country Indices into a value index and a growth index, each representing approximately 50% of the free float adjusted market capitalization of the underlying Single Country Index. The Single Country Indices are maintained through annual index reviews, with resulting changes implemented as of the close of the last business day of May, and quarterly index reviews, with resulting changes being implemented as of the close of the last business day of February, August or November. In addition to the annual and quarterly reviews, MSCI monitors ongoing events that impact the constituent securities, such as mergers and acquisitions, and implements required changes as such events occur.

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12 *See* footnote 10, *supra*.

13 Under MSCI's free float-adjustment methodology, a constituent's inclusion factor is equal to its estimated free float rounded-up to the closest 5% for constituents with free float equal to or exceeding 15%. For example, a constituent security with a free float of 23.2% will be included in the index at 25% of its market capitalization. For securities with a free float of less than 15% that are included on an exceptional basis, the estimated free float is adjusted to the nearest 1%.

MSCI Growth Index Fund As of June 30, 2005

Index Composition	Total Index Size (Float-Adjusted Billions $)	4,451.325
Concentration	Number of Components	674
	Percent in Ten Largest Components	20.80%
Size of Companies - Float-Adjusted $ Billions	Market Cap. – Median	2.547
	Market Cap. - Arithmetic Average	6.604
	Market Cap. - Smallest Stock Held	.193223
	Market Cap. - Largest Stock Held	158.088773
	Market Cap. - $-Weighted Average	34.575
Index Characteristics	Portfolio P/E	N/A
	Portfolio P/E Excluding Negative Earnings	N/A
	Port. P/E - I/B/E/S 1 yr Forecast EPS	N/A
	Portfolio P/E - Normalized Earnings	N/A
	Portfolio Price/Book	N/A
	Dividend Yield	N/A

Top 15 Index Constituents
Name, Index Weight

Name	Index Weight
VODAFONE GROUP	3.551%
GLAXOSMITHKLINE	3.190%
NOVARTIS	2.527%
ROCHE HOLDING GENUSS	1.998%
SANOFI-AVENTIS	1.955%
BP	1.754%
TELEFONICA	1.643%
ROYAL DUTCH PETROLEUM CO	1.521%
ASTRAZENECA	1.520%
NOKIA CORP	1.142%
DEUTSCHE TELEKOM	1.135%
BHP BILLITON LTD	1.113%
Ericsson (LM) B	1.070%
TOTAL	1.057%
TESCO	.995%

MSCI Value Index Fund As of June 30, 2005

Index Composition Concentration	Total Index Size (Float-Adjusted Billions $)	4,487.490
	Number of Components	624
	Percent in Ten Largest Components	21.275%
Size of Companies - Float-Adjusted $ Billion	Market Cap. – Median	2.382
	Market Cap. - Arithmetic Average	7.191
	Market Cap. - Smallest Stock Held	.104043
	Market Cap. - Largest Stock Held	178.480358
	Market Cap. - $-Weighted Average	39.407
Index Characteristics	Portfolio P/E	N/A
	Portfolio P/E Excluding Negative Earnings	N/A
	Port. P/E - I/B/E/S 1 yr Forecast EPS	N/A
	Portfolio P/E - Normalized Earnings	N/A
	Portfolio Price/Book	N/A
	Dividend Yield	N/A

Top 15 Index Constituents
Name, Index Weight

Name	Index Weight
HSBC HOLDINGS (GB)	3.977%
BP	3.230%
ROYAL BANK OF SCOTLAND	2.137%
SHELL T & T	2.083%
TOTAL	1.947%
UBS NAMEN	1.860%
BSCH BCO SANTANDER CENTR	1.537%
ROYAL DUTCH PETROLEUM CO	1.509%
TOYOTA MOTOR CORP	1.499%
NESTLE	1.496%
ENI	1.496%
BARCLAYS	1.432%
HBOS GROUP	1.349%
E. ON	1.238%
BNP PARIBAS	1.219%

The Requesting Funds will use a "Representative Sampling" strategy to track the Underlying Indices. This means that the Requesting Funds will be invested in a representative sample of securities in the Underlying Indices. The Requesting Funds expect to have a similar investment profile, including risk and return characteristics, as their Underlying Indices. Securities selected have aggregate investment characteristics, fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Indices. (The securities owned by the Requesting Funds are hereinafter referred to as "Fund Securities.") Requesting Funds that use Representative Sampling generally do not hold all of the securities that are included in the Underlying Indices.

B. The Advisor

BGFA serves as advisor to the Requesting Funds pursuant to an investment advisory agreement between the Trust and BGFA. BGFA is located at 45 Fremont Street, San Francisco, California 94105. It is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), which in turn is an indirect subsidiary of Barclays Bank PLC. BGI, together with its affiliates, is the world's largest manager of institutional investment assets.

C. The Distributor

SEI Investments Distribution Company (the "Distributor") acts as the distributor of iShares in Creation Unit Aggregations. The Distributor has entered into an agreement with the Trust pursuant to which it will distribute iShares of the Requesting Funds. The agreement will continue for two years from its effective date and will be renewable annually thereafter. iShares will be continuously offered for sale by the Requesting Funds through the Distributor only in Creation Unit Aggregations, as described in the Trust's prospectus. The Distributor will deliver the Trust's prospectus, product description and statement of additional information ("SAI"), as necessary, to persons purchasing Creation Unit Aggregations and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer registered under the Exchange Act and a member of the NASD, Inc. The Distributor has no role in determining the investment policies of the Requesting Funds or which securities are to be purchased or sold by the Requesting Funds.

D. Management - Indexing Approach

The Trust's Board of Trustees (the "Board") has responsibility for the overall management of the Requesting Funds. The Advisor, subject to the supervision of the Board, is responsible for the investment management of the Requesting Funds. As described in the Trust's prospectus, the Requesting Funds are not managed according to traditional methods of "active" investment management, which involve the buying, and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, the Requesting Funds, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of the Underlying Indices by investing in a portfolio of securities that seeks to replicate the Underlying Indices through the use of quantitative analytical procedures. Requesting Funds assets not invested in securities that comprise the Underlying Indices may be invested in stock index futures tied to such Underlying Indices.

II. Proposal

A. Reason for this Request

It is currently expected that the Requesting Funds will issue and redeem iShares only in aggregations of 400,000 iShares ("Creation Unit Aggregations") and that purchasers of Creation Unit Aggregations will be able to separate the Creation Unit Aggregations of the Requesting Funds into 400,000 individual iShares. It is expected that a Creation Unit Aggregation for the Requesting Funds will have an initial value of approximately $20 million. The number of iShares in a Creation Unit Aggregation will not change (except in the event of a stock split or similar revaluation).

The Trust currently has submitted an application to list iShares of the Requesting Funds on the NYSE. It is not expected that the Distributor or any other entity will maintain a secondary market in individual iShares. One or more NYSE member firms will act as designated specialists and maintain a market for the iShares that trade on the NYSE. iShares of the Requesting Funds will trade on the NYSE in a manner similar to the way other exchange-traded funds, such as the other iShares Funds, currently trade on the NYSE and other Exchanges.

As stated earlier, the Trust has filed with the Commission a registration statement to permit the Trust to offer and sell iShares of the Requesting Funds[14] in order to register the Requesting Funds and their iShares under the Investment Company Act and the Securities Act. The various disclosure documents and marketing materials will describe the significant features of iShares.

iShares are registered in book-entry form only; the Requesting Funds will not issue individual share certificates for iShares. The Depository Trust Company ("DTC") or its nominee will be the record or registered owner of all outstanding iShares. Beneficial ownership of iShares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant").

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[14] *See* footnote 3, *supra*.

Beneficial owners of iShares ("Beneficial Owners") will receive all of the statements, notices, and reports required under the Investment Company Act and other applicable laws. They will receive, for example, annual and semi-annual reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of distributions, IRS Form 1099-DIVs, etc. Because the Trust's records reflect ownership of iShares by DTC only, the Trust will furnish applicable statements, notices and reports to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of the other iShares Funds already listed on Exchanges, and is similar to that used by Funds whose shares are owned through mutual funds supermarket intermediaries.

B. Purchasing iShares

The Requesting Funds will issue iShares only in Creation Unit Aggregations and generally, only in exchange for an in-kind deposit of securities by the purchaser, together with a deposit of a specified cash payment described more fully below. The in-kind deposit will consist of a basket of securities (the "Deposit Securities") selected by the Advisor to correspond to the price and yield performance of the Underlying Indices. The identities and amounts of the Deposit Securities will be determined by the Advisor and made publicly available. By requiring that purchase (and redemption) transactions involving iShares be in-kind, rather than in cash, the Trust can minimize portfolio turnover, brokerage expenses, and other transaction costs.

The Requesting Funds will offer and sell iShares in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The NAV of iShares will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open (a "Business Day").

Individual iShares of the Requesting Funds will be listed on the NYSE and traded in the secondary market in the same manner as other securities. The price of iShares trading on the NYSE will be based on a current bid/offer market and may vary from net asset value. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Requesting Funds. Transactions involving the sale of iShares on the NYSE -- which will be between purchasers and sellers and will not involve the Requesting Funds -- will be subject to customary brokerage commissions or mark-ups and charges.

The pricing of iShares of the Requesting Funds by means of bids and offers on the NYSE in the secondary market is not novel. As noted above, iShares of the Trust's other Funds are listed and traded on the NYSE and other Exchanges as well. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. Applicants have been informed that iShares and other exchange-traded funds have traded at, or very close to, their respective NAVs since their trading commenced.[15] Like those products, the price at which iShares of the Requesting Funds trade on the NYSE will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that iShares similarly do not trade at a material premium or discount in relation to NAV.

C. Placement of Orders to Purchase Creation Unit Aggregations

All orders to purchase Creation Unit Aggregations of iShares of the Requesting Funds must be placed with the Distributor by or through an "Authorized Participant." An Authorized Participant must be either a "Participating Party," *i.e.*, a broker-dealer or other participant in the clearing process through the National Securities Clearing Corporation ("NSCC") continuous net settlement system, a clearing agency registered with the Commission pursuant to Exchange Act Section 17A, or a DTC Participant, and in each case must enter into a participant agreement with the Trust. The Requesting Funds will recoup the costs of issuing a Creation Unit Aggregation by imposing a "Transaction Fee" on investors purchasing or redeeming Creation Unit Aggregations. The purpose of the Transaction Fee is to impose the costs associated with the purchase and redemption of Creation Unit Aggregations on those purchasing and redeeming.[16] The SAI for the Requesting Funds will provide complete disclosure about the Transaction Fee.

All orders to purchase Creation Unit Aggregations must be received by the Distributor or the transfer agent no later than the closing time of the NYSE ("Closing Time") on the date the order is placed (the "Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date. The Distributor will maintain a record of Creation Unit Aggregation purchases.

The Distributor will transmit all purchase orders to the Requesting Funds. Any order that is not in proper form will be rejected. After the Requesting Funds have accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct it to initiate "delivery" of the appropriate number of iShares to the book-entry account specified by the purchaser. The Distributor (or the transfer agent) will furnish a prospectus and a confirmation to those placing purchase orders.

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[15] An exception is the experience of the Malaysia (Free) iShares MSCI Index Funds, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998. Since the time of that announcement, the Malaysia iShares MSCI have traded on the Amex at substantially wider spreads to NAV than they had prior to the announcement.

[16] Where a Requesting Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Securities, the purchaser will be assessed a higher Transaction Fee to offset the increased cost to the Requesting Funds of buying or selling those particular Deposit Securities.

D. Payment for Creation Unit Aggregations

Persons purchasing Creation Unit Aggregations from the Requesting Funds generally must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Advisor (the "Balancing Amount"). The Deposit Securities and the Balancing Amount collectively are referred to as the "Fund Deposit." As noted above, the Deposit Securities correspond generally to Fund Securities of the Requesting Funds. The Balancing Amount is a cash payment designed to ensure that the NAV of a Fund Deposit is identical to the NAV of the Creation Unit Aggregation it is used to purchase. The Balancing Amount is an amount equal to the difference between the NAV of a Creation Unit Aggregation and the market value of the Deposit Securities.[17]

The Advisor will make available through NSCC on each business day, prior to the opening of trading on the NYSE, a list of the name and the required number of units of each Deposit Security to be included in the Fund Deposit.[18] The Advisor also will make available on a daily basis the information about the previous day's Balancing Amount. In addition, the following information will be disseminated: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market price of an iShare, and (ii) every 15 seconds throughout the trading day, as calculated by Bloomberg, the estimated NAV of an iShare (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, iShares of the Requesting Funds are selling at a premium or a discount to NAV.

The Requesting Funds reserve the right to require the substitution of an amount of cash to replace any Deposit Security. Substitution might be required, for example, because one or more Deposit Securities may: (1) be unavailable, or may not be available in the quantity needed to make a Fund Deposit; (2) not be eligible for transfer,[19] (3) not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting, or (4) be in the process of being deleted from the Underlying Index. Brokerage commissions incurred by the Requesting Funds to acquire any Deposit Security not part of a Fund Deposit are

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[17] If the market value of the Deposit Securities is greater than the NAV of a Creation Unit Aggregation, then the Balancing Amount will be a negative number, in which case the Balancing Amount will be paid by the Requesting Funds to the purchaser, rather than vice-versa.

[18] The identity and number of units of the Deposit Securities required for a Fund Deposit will change from time to time in response to changes in the composition of the Underlying Index, or corporate actions, or portfolio adjustments by the Advisor.

[19] It is rare that a security likely to be a Deposit Security is ineligible for transfer.

expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee to collect the extra expense from the purchaser.

E. Redemption of iShares

Just as iShares can be *purchased* from the Requesting Funds only in Creation Unit size aggregations, such shares or units similarly may be *redeemed* only if tendered in Creation Unit size aggregations (except in the event the Requesting Funds are liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, iShares will generally be redeemed in-kind, together with a small cash payment, as described more fully below.

iShares in Creation Unit Aggregations of the Requesting Funds will be redeemable on any day on which the NYSE is open in exchange for a basket of securities ("Redemption Securities") and a cash payment. The Redemption Securities received by a redeeming investor will be those Requesting Fund Securities announced by BGFA on the Business Day that the request for redemption is received in final form. Depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to the Requesting Funds a cash amount equal to the Balancing Amount.

The Requesting Funds may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Requesting Funds determine, in their discretion, that such alternative is warranted. For example, this could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.

As with purchases, redemptions of iShares in Creation Unit Aggregations will include a Transaction Fee.

F. Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain brokerage firms may make the Service available to their clients. The Trust's disclosure documents will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of the Service through such broker. The Trust's disclosure documents will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. iShares acquired pursuant to the Service will be held by the

Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of iShares. No Balancing Amount will be required in connection with acquiring these iShares because such acquisition is a secondary market transaction and not a creation of iShares at current NAV. Brokerage commissions, if any, incurred in purchasing iShares with the cash from the distributions will be an expense borne by the Beneficial Owners participating in reinvestment through the Service.

G. Disclosure Documents

The purchase of iShares in Creation Unit Aggregations or in secondary market transactions will be accompanied or preceded by a statutory prospectus or product description.[20]

The Distributor will coordinate the production and distribution of prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a prospectus is provided to each secondary market purchaser of iShares.

H. Comparison of the Trust to the Other Funds That Have Sought Similar Commission Action

The relief requested in this letter, with the exception of the relief requested herein with respect to Rule 200(g) of Regulation SHO, is substantially similar to the relief previously granted by the Commission to the other Funds of the Trust that currently are listed and traded on the Amex, Chicago Board Options Exchange ("CBOE"), and NYSE.[21] The relief requested in this letter with respect to Rule 200(g) of Regulation SHO is identical to relief previously granted by the Commission to other exchange traded funds ("ETFs") not related to the Trust.[22]

[20] The Trust has received an exemption from Section 24(d) of the Investment Company Act. *See In the Matter of the iShares, Inc., et al.* Investment Company Act Release No. 25595 (May 20, 2002). The exemption is conditioned on an undertaking that investors purchasing iShares from or through dealers in the secondary market will receive a short "Product Description" or other similar disclosure document in lieu of the lengthier statutory prospectus. The Product Description will provide a plain English description of the Requesting Funds and the iShares they issues.

[21] *See* footnote 1, *supra.*

[22] *See* footnote 2, *supra.*

III. Requests for Relief

A. Rule 10a-1

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in iShares of the Requesting Funds is appropriate insofar as iShares are derivative securities based on a stock index. Application of Rule 10a-1 to transactions of the Requesting Funds' iShares would not further the rule's purposes, and exempting such transactions would not be inconsistent with such rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The market prices of iShares of the Requesting Funds will fluctuate in accordance with changes in NAV and supply and demand on the NYSE. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for iShares will be closely related to, but not identical to, the same forces influencing the prices of the component securities of the Underlying Indices trading individually or in the aggregate at any point in time. Any temporary disparities in market value between iShares and the relevant component securities would tend to be corrected immediately by arbitrage activity. Moreover, iShares in Creation Unit Aggregations or multiples thereof may be redeemed on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in iShares to be utilized to depress iShare prices. Moreover, it would similarly be economically futile for short sales in iShares to be utilized to depress particular stocks in the Underlying Indices.

Because each Requesting Fund will qualify as a "regulated investment company" under the Internal Revenue Code, the Requesting Funds cannot invest more than 25% of their assets in a single stock. Therefore, even if an issuer represents a large portion of the index, a short seller with manipulative intent must spend at least $4 for every $1 of market impact. The economic impracticality of such a strategy is apparent. Moreover, a ratio as favorable to the potential manipulator as 4:1 would exist only in the case of extremely large issuers. It is unlikely that even unrestricted short sales would have significant market impact on the stock of such issuers.

The trading market for iShares of the Requesting Funds would be adversely affected if Rule 10a-1 operated to prevent dealers or the specialist from making short sales of iShares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for iShares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales that may be made in connection with redemptions of iShares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust requests that the Commission grant an exemption from Rule 10a-1 to permit sales of iShares of the Requesting Funds without regard to the "tick" requirements of Rule 10a-1.

B. Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO ("Rule 200(g)") provides that a broker-dealer must mark all sell orders of any equity security as "long," "short" or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the uptick requirements of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association. As of January 3, 2005, under Regulation SHO, broker-dealers are generally required to mark "short exempt" all short sales effected in any class of products, or during certain specified periods of time, that have been granted an exemption from a price test, such as that requested by the Trust in connection with the Requesting Funds. Commission Staff has provided no-action relief to the Securities Industry Association (the "SIA Letter")[23] that, subject to certain conditions, permits broker-dealers to mark short sales as "short" rather than "short exempt" for, among other things, short sales effected in ETFs that had been granted an exemption from a price test at the time of the letter.[24]

The relief granted in the SIA letter is subject to the following conditions:

(i) For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

(ii) Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;

(iii) A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

[23] *See* footnote 2, *supra*.

[24] The ETFs to which the relief is applicable are listed in Appendix A to the request letter from SIA and include the other Funds of the Trust. *See*, letter from Ira Hammerman, to James A. Brigagliano, Division of Market Regulation, dated January 3, 2005.

(iv) The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

The Trust requests that Commission Staff not recommend that the Commission take enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in the Requesting Funds in the same manner as those ETFs listed in Appendix A of the SIA request letter and the above conditions are satisfied.[25]

C. Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities.

We understand that while broker-dealers that: (i) tender Deposit Securities through the Distributor in return for Creation Unit Aggregation(s) or (ii) redeem Creation Unit Aggregations generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Unit Aggregations, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of iShares of the Requesting Funds to bid for or purchase, redeem or engage in other secondary market transactions in such iShares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, among other things, redeemable securities issued by an open-end management investment company (as such terms are used in the Investment Company Act). The Trust is registered as an open-end management investment company under the Investment Company Act. However, iShares are not redeemable except in Creation Unit Aggregations. Due to the redeemability of the iShares in Creation Unit

[25] The Trust notes that Commission Staff has recently granted identical no-action relief with regard to Rule 200(g) of Regulation SHO. *See* footnote 2, *supra*.

Aggregations, there should be little disparity between the iShares' market price and their NAV per iShare. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to iShares. Although redemption is subject to the condition of tendering sufficient iShares in Creation Unit Aggregations, the Trust otherwise will function as open-end Funds continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the iShares in Creation Unit Aggregations, transactions in the iShares of the Requesting Funds would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit Aggregations of iShares may be created, and iShares in Creation Unit Aggregations may be redeemed in-kind at NAV, on any Business Day. Holders of iShares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of iShares should not vary substantially from their NAV. Because of the redeemability of iShares in Creation Unit Aggregations, any significant disparity between the market price of iShares and NAV should be eliminated by arbitrage activity. Because the NAV of iShares is based on the market value of the Requesting Funds' portfolio, transactions involving iShares (creations from and redemptions with the Requesting Funds, purchases and sales in the secondary market) will not affect NAV. Similarly, such transactions should not have a significant effect on the market value of iShares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of shares of Fund Securities: (i) to purchase Fund Securities for the purpose of purchasing Creation Unit Aggregations of iShares, and (ii) to tender iShares for redemption in Creation Unit Aggregations and to receive Fund Securities as part of the redemption proceeds.

The Trust requests that the Commission clarify that the tender of iShares to the Requesting Funds for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, the Requesting Funds will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of iShares cannot be expected to affect the market price of the Fund Securities. As indicated above, the Distributor will not engage in any secondary market transactions in iShares, either for its own account or for investors'. In addition, the Trust believes that the purchase of Fund Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit Aggregation of iShares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the rule.

In view of the lack of any special financial incentive to create Creation Unit Aggregations of iShares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of iShares to affect significantly iShare pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of iShares or Fund Securities is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and iShares and thus undermine the potential beneficial market effect of iShare trading.

D. Rule 102 of Regulation M

The Trust also requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of iShares in Creation Unit Aggregations, for the reasons previously stated under the request with respect to relief under Rule 101(c)(4), transactions in iShares of the Requesting Funds would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such rule. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Requesting Funds to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares. The Trust respectfully submits that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow the Requesting Funds to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Requesting Funds' iShares are not viable means to manipulate the price of a Fund Security during a distribution of such security. The Trust will redeem the Creation Unit Aggregations of iShares at the NAV of the iShares. Although iShares are traded on the secondary market, iShares may only be redeemed in Creation

Unit Aggregations. Thus, the Trust believes that the redemption of iShares at NAV in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

E. Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of iShares (all of which are in Creation Unit Aggregations) of the Requesting Funds. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of iShares in the secondary market.

The Trust proposes that broker-dealers or other persons acting for their customers in either depositing Deposit Securities in exchange for Creation Unit Aggregations or redeeming iShares in Creation Unit Aggregations for Fund Securities be permitted to provide such customers with a statement of the number of Creation Unit Aggregations created or redeemed without providing a statement of the identity, number and price of shares of individual Deposit Securities included in the Fund Deposit tendered to the Requesting Funds for purposes of purchasing Creation Unit Aggregations, or the identity, number and price of shares of Redemption Securities to be delivered by the Trust to the redeeming holder. The composition of the Deposit Securities required to be tendered to the Requesting Funds for creation purposes and of the Redemption Securities to be delivered on redemption will be disseminated by DTC or the Distributor on each Business Day and will be applicable to requests for creations or redemptions, as the case may be, on that day. This information will be publicly available at the NYSE and will be made available to requesting broker-dealers or other persons through other third-party information providers. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. We anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable securities, so that specific information in the Rule 10b-10 notification would be redundant.

The Trust agrees that any exemptive relief under Rule 10b-10 with respect to creations and redemptions will be subject to the following conditions:

(1) Confirmations to customers engaging in creations or redemptions must state that all information required by Rule 10b-10 will be provided upon request;

(2) Any such request by a customer for information required by Rule 10b-10 will be filled in a timely manner, in accordance with Rule 10b-10(c); and

(3) Except for the identity, number and price of shares of the component securities of the Deposit Securities and Redemption Securities, as described above, confirmations to customers must disclose all other information required by Rule 10b-10(a).

F. Rule 14e-5

Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities of a tender offer (or a related security), except as part of such tender offer. The dealer-manager of a tender offer is included in a "covered person" subject to the Rule. The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any person (including a member or member organization of an Exchange) acting as a dealer-manager of a tender offer for a Fund Security of the Requesting Funds: (1) to redeem iShares in one or more Creation Unit Aggregations to the Trust for Fund Securities that may include a security subject to such tender offer, and (2) to purchase iShares during such tender offer. The acquisition of individual Fund Securities by means of redemptions to the Trust would be impractical and extremely inefficient in view of the requirement that a minimum of 50,000 iShares, or multiples thereof, be redeemed. Also, as discussed in the relief requested under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve iShare pricing efficiency.

G. Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c), however, states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the Investment Company Act. Except for the fact that iShares must be redeemed in Creation Unit-size aggregations, iShares are redeemable securities issued by open-end investment companies. Therefore, the exemption under paragraph (c) of Rule 10b-17, should be applicable to the Requesting Funds.

H. Section 11(d)(1); Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests that the Staff clarify that Section 11(d)(1) does not apply to broker-dealers that engage in both proprietary and customer transactions in iShares of the Requesting Funds in the secondary market but do not create Creation Unit Aggregations. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in iShares does not further the purposes of Section 11(d)(1) or Rule 11d1-2. The only compensation a broker-dealer will receive for representing a customer in purchasing iShares is the commission or asset-based brokerage account fee charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. There is no special financial incentive to a broker-dealer, other than the broker-dealer's regular commission, to engage in secondary market transactions in iShares, either as principal or agent.

The Trust also requests that the Staff not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat iShares of the Requesting Funds, for purposes of Rule 11d1-2, as "securities issued by a registered open-end investment company ... as defined in the Investment Company Act" and thereby, in reliance on the exemption contained in the rule, extend credit or maintain or arrange for the extension or maintenance of credit on iShares that have been owned by the persons to whom credit is provided for more than thirty days.

I. Rule 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above in Part III. C and D, the Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Fund Security in the Underlying Indices of the Requesting Funds or of a participation in the distribution of one of the Fund Securities would impose an unnecessary and unjustifiable burden on broker-dealers engaging in iShare transactions for their customers. There is no realistic potential for manipulating the market price of a Fund Security by transactions in iShares. Such a strategy would be both expensive and inefficient and, moreover, the Requesting Funds will not own more than 10% of any one company's voting securities. Application of the rules could adversely affect the attractiveness of iShares to broker-dealers and thereby affect market liquidity and the utility of iShares as a form of basket trading. The Trust, therefore, requests the Staff to grant no-action relief from application of the rules with respect to creations and redemptions of the Requesting Funds' iShares and secondary market transactions therein.

IV. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are virtually identical to those actions that the Commission and the Staff have taken in similar circumstances and for the other Funds of the Trust. Should you have any questions please call the undersigned at (202) 739-5380, or Michael Piracci at (202) 739-5701.

Sincerely,



Jack P. Drogin

cc: Catherine McGuire, Chief Counsel, Division of Market Regulation
Michael Mundt, Senior Special Counsel, Division of Investment Management
Deepa Damre, Barclays Global Investors, N.A.